

MEDITERRANEAN MINERALS CORP.

N E W S   R E L E A S E

May 5, 2005   TSX Symbol: MED

MEDITERRANEAN ANNOUNCES IT WILL MAKE APPLICATION FOR CONTINUED LISTING ON TSX GROUP OF EXCHANGES.

Mediterranean Minerals Corp. (the "Company") announces that it has been advised it will be delisted from the Toronto Stock Exchange ("TSX") within 30 days time for reason of not being able to maintain its continuing listing requirements. The Company has had discussions with the TSX Group of Exchanges and is pleased to announce that it will be making application for trading on either the TSX Venture Exchange or the NEX board, concurrent with its delisting from TSX. As such, the Company expects that at all times its common shares will be listed for trading on one of these exchanges.

ON BEHALF OF THE BOARD

"Peter Guest"

                                                                            604-669-3397
Peter J. Guest – President and CEO   www.med-min.com